UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: October 3, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR RELEASE AT 4:00 PM EDT: THURSDAY, SEPTEMBER 28, 2006

KODIAK OIL & GAS CORP. TO PRESENT AT

IPAA OGIS WEST CONFERENCE

DENVER – September 28, 2006 (CNW) – Kodiak Oil & Gas Corp. (AMEX: KOG; TSX Venture: KOG), an oil and gas exploration and production company with assets in the Green River and Williston Basins, today announced that it will be a presenting company at the upcoming 2006 Oil & Gas Investment Symposium hosted by the Independent Petroleum Association of America (IPAA) to be held October 3-5, 2006 in San Francisco.

Kodiak’s President and CEO, Lynn Peterson, is scheduled to present on Thursday, October 5, 2006 at 2:40 PM PDT. Peterson will provide an update on the Company’s Rocky Mountain operations, specifically in the Vermillion Basin of southwestern Wyoming, where it targets natural gas, and in the Williston Basin of North Dakota and Montana, where it develops crude oil prospects.

Investors may view Kodiak’s presentation slides from the conference at www.kodiakog.com under the Investor Relations button beginning on October 5, 2006. The Kodiak presentation will be webcast by the conference organizers. A link to the webcast and the slide show will be available at the IPAA website: www.ipaa.org around the time of the conference.

About Kodiak Oil & Gas Corp.

Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Greater Green River Basins in the U.S. Rocky Mountains. The common shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “KOG” and the U.S. symbol “KOGGF.”

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Mr. Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075

Mr. David Charles, EnerCom, Inc. +1-303-296-8834

Ms. Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223

If you would like to receive press releases via email contact Heather Colpitts (heather@chfir.com) and specify “Kodiak releases” in the subject line.

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